UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Retirement of Repurchased Common Shares

We hereby inform you that the board of directors of KT Corporation (the “Company”; NYSE symbol: KTC) has resolved to retire the Company’s common shares as follows:

1.	Number of shares to be retired: 5,836,600 common shares.

2.	Scheduled period of share repurchases for retirement: October 21, 2003 to December 30, 2003.

3.	Scheduled date of share retirement: immediately after completion of share repurchases for retirement.

4.	Securities firms designated to repurchase shares: Dongwon Securities, Goodmorning-Shinhan Securities, Daewoo Securities, Samsung Securities, LG Securities.

5.	Daily order limit: 583,660 common shares.

6.	Date of board resolution: October 17, 2003.

Sale of Business to a Subsidiary

We hereby inform you that the board of directors of the Company has resolved the sale of the Company’s Hanmir portal website business to Korea Telecom Hitel Co., Ltd. (“KTH”), a 66.0% owned subsidiary of KT Corporation. Details are as follows:

1.	Purpose of sale: business restructuring between KT Corporation and KTH.

2.	Details of sale:

•	Business to be sold: Hanmir portal website business.

•	Value of sale: Won 4,904 million.

•	Change of the Company’s non-consolidated operating revenues: decrease of approximately Won 10,800 million per fiscal year.

3.	Date of board resolution: October 17, 2002.

4.	Scheduled date of sale: prior to December 31, 2003.

5.	Market value of the above businesses was appraised by the NARA Appraisal Board, an independent appraisal board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 17, 2003

KT Corporation

By:	/s/ Wha Joon Cho

Name:	Wha Joon Cho
Title:	Managing Director